Exhibit 99.1

Scorpio Tankers Inc. Announces a 20% Increase to its Quarterly Dividend, an Update on Its Fleet, and an Update on Its Investment in Dorian LPG

MONACO--(Marketwired – November 11, 2014) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it has declared a quarterly dividend of $0.12 per share, reflecting an increase of 20% over the previous quarterly dividend, has entered into an agreement to purchase two newbuilding LR2 product tankers, has taken delivery of three newbuilding vessels, and provided an update on its investment in Dorian LPG Ltd (“Dorian”).

Quarterly Dividend

On November 10, 2014, the Scorpio Tankers' board of directors declared a quarterly cash dividend of $0.12 per share, payable on December 12, 2014 to all shareholders as of November 25, 2014 (the record date).  As of November 10, 2014, there are 163,586,411 shares outstanding.

LR2 Newbuildings

The Company reached an agreement with an unrelated third party to purchase two LR2 product tankers currently under construction at Daewoo Shipbuilding and Marine Engineering Co., Ltd. ("DSME") for approximately $60.0 million each.  These vessels are expected to be delivered in January 2015.

Newbuilding Vessel Deliveries

The Company recently took delivery of the following vessels:

•	STI Sloane, an LR2 product tanker, was delivered from Hyundai Samho Heavy Industries in November 2014. Upon delivery, this vessel began a voyage for 45 days at approximately $30,000 per day.
•	STI Broadway, an LR2 product tanker, was delivered from DSME in November 2014. Upon delivery, this vessel began a voyage for 45 days at approximately $30,000 per day.
•
STI Milwaukee, an MR product tanker, was delivered from Hyundai Mipo Dockyard of South Korea in November 2014.  Upon delivery, this vessel began a time charter for up to 120 days at approximately $18,000 per day.

Investment in Dorian

The Company has exercised its rights under a shareholders agreement with Dorian (NYSE: LPG) dated November 26, 2013 to cause Dorian to register for re-sale under the Securities Act of 1933, as amended, all of the shares of Dorian that it owns.  Scorpio Tankers currently owns approximately 9.4 million shares, or 16.3%, of Dorian.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 51 tankers (six LR2 tankers, two LR1 tankers, 10 Handymax tankers, 32 MR tankers, and one post-Panamax tanker) with an average age of 1.4 years, time charters-in 24 product tankers (eight LR2, five LR1, four MR and seven Handymax tankers), and has contracted for 26 newbuilding product tankers (13 MR, eight LR2, and five Handymax ice class-1A product tankers), 10 are expected to be delivered to the Company through the remainder of 2014 and 16 in 2015. The Company also owns approximately 16% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616